Valvoline
100 Valvoline Way
Lexington, KY 40509
Tel: 859.357.7777
J. Kevin Willis	Kevin.Willis@valvoline.com
Chief Financial Officer
Valvoline.com

March 26, 2026

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Joseph Klinko
Karl Hiller

Re:	Valvoline Inc.
Form 10-K for the Fiscal Year Ended September 30, 2025
Filed November 21, 2025
File No. 001-37884

Dear Mr. Klinko and Mr. Hiller:

On behalf of Valvoline Inc. (“Valvoline” or the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 12, 2026, with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2025 filed with the Commission on November 21, 2025 (the “Form 10-K”).

For the Staff’s convenience, the Company has included the Staff’s comments below immediately followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2025

Management’s Discussion and Analysis
Recent Developments, page 31

1.We note that you provide various disclosures regarding your plans to acquire Breeze Autocare in the annual report and that updates were disclosed in the Form 8-K that you filed on December 1, 2025, and in the Form 10-Q that you filed on February 4, 2026, indicating the transaction was completed in exchange for $638.7 million.

Please explain to us how you evaluated the significance of this transaction and the requirements in Item 9.01 of Form 8-K, in determining that you would not file an amendment to the Form 8-K within the allotted period of time to include historical financial statements of the entity and pro forma financial statements illustrating the effects of the transaction, based on the guidance in Rule 3-05 and Article 11 of Regulation S-X. Please include the numerical analyses that you performed for each aspect of the significance test requirements along with your reply.

Company Response

In response to the Staff’s comment, the Company respectfully advises that its acquisition of Breeze Autocare (“Breeze”) did not meet the threshold to be considered a significant acquisition pursuant to Rule 3-05 or Article 11 of Regulation S-X as the results of the investment test, asset test, and income test did not exceed the 20% significance threshold. Therefore, the filing of an amendment to Form 8-K to include the historical financial statements of Breeze or related pro forma financial information was not required under Rule 3-05 or Article 11 of Regulation S-X.

The numerical analyses for each significance test are summarized below (the amounts are based on U.S. GAAP audited financial statements of the Company and the most recent pre-acquisition audited annual financial statements of Breeze):

	Test
(in millions)	Breeze		Valvoline		Result
Investment test	$638.7	(a)	$4,754.3	(b)	13.4%
Asset test	$448.6	(c)	$2,670.4	(d)	16.8%
Income test (e)
Revenue component	$199.6	(c)	$1,710.3	(d)	11.7%
Income component	$39.1	(c)	$292.3	(d)	13.4%

(a)Represents consideration transferred to Breeze shareholders on December 1, 2025.
(b)Represents the average of the aggregated worldwide market value calculated using the shares outstanding and the daily closing prices of the Company’s common stock on the last five trading days in January 2025 (the last completed month prior to the agreement date of February 17, 2025).
(c)As of and for the fiscal year ended December 28, 2024.
(d)As of and for the fiscal year ended September 30, 2025.
(e)The income test is equal to the lower of the revenue component or the income component. Because the result of the revenue component is lower than the income component, the income test is evaluated using the revenue component.

2. We understand from the disclosures on page 10 of your recent interim report that in conjunction with your acquisition of Breeze Autocare, you immediately sold 45 of the 207 stores acquired pursuant to a Federal Trade Commission Decision and Order. You state that the fair value was $90 million including an allocation of goodwill, although the sale generated a $57.9 million pre-tax loss, indicating sale proceeds of $32.1 million.

Given the disparity between these amounts and considering the timeframe, tell us how you determined that the fair value was not the amount that you agreed to receive in exchange. Please also describe your approach in establishing reporting units and allocating the purchase price and goodwill among them, to include details of how stores to be retained and the stores to be sold were considered in this process.

Provide us the numerical analyses utilized in your allocations and any additional information necessary to understand the underlying basis and rationale, also clarifying how the methods appropriately reflect the requirements in FASB ASC 350-20-40-1 through 5, and 9, to the extent applicable, in your view.

Company Response

In response to the Staff's comment, the Company respectfully provides the following information regarding its accounting for the Breeze acquisition of 204 quick lube service center stores1 on December 1, 2025 and the immediate divestiture of 45 of the acquired stores as required by the Federal Trade Commission ("FTC") Decision and Order.

Disposal Group Held-for-Sale Classification

At the time of the Breeze acquisition, the principal net assets of the 45 stores acquired and required to be divested included inventory, leased store rights and obligations, and store-related furniture, fixtures, and equipment. The Company determined these stores represented a disposal group as defined in ASC 360-10-20, and the disposal group met the ASC 805 definition of a business. Management concluded the disposal group met the held-for-sale criteria as of the acquisition date in accordance with ASC 360-10-45-12 and ASC 360-10-45-9. Specifically:

•A binding Asset Purchase Agreement was executed with the buyer of the 45 stores on November 12, 2025 subject to the FTC-imposed buyer eligibility constraints and approval as described further herein.
•The FTC Decision and Order issued on November 14, 2025 required the sale of the 45 identified stores no later than 10 days after closing the Breeze acquisition.
•The binding nature of the FTC Decision and Order precluded any changes to the divestiture plan.
•The FTC Decision and Order identified the buyer of the 45 stores.
•The stores were operational and available for immediate sale in their condition at the acquisition date.
•The FTC-mandated sale was completed on December 1, 2025 immediately following the closing of the Breeze acquisition.

Purchase Consideration Allocation

The Company accounted for the Breeze acquisition as a business combination in accordance with ASC 805 and engaged an independent valuation specialist to assist in determining fair values. Fair values were determined using a combination of recognized valuation methodologies, including income, market and cost approaches. The purchase consideration was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, as required by ASC 805 and as summarized below:

1 Three additional Breeze quick lube service center stores opened post-acquisition during December 2025.

As of December 1, 2025	(in millions)
Fair value of identifiable assets acquired for retained stores	$193.7
Fair value of liabilities assumed for retained stores	(198.3)
Fair value of disposal group less costs to sell (a)	90.0

Total consideration transferred	638.7
Excess of consideration transferred over fair value of net assets acquired (b)	$553.3

(a)An acquired disposal group classified as held-for-sale is measured at fair value less costs to sell, which was estimated to be $90.0 million. Note that costs to sell were de minimis and waived as immaterial for further consideration.
(b)The excess of consideration transferred over the fair value of net assets acquired represents goodwill.

Because the 45 stores met the held-for-sale criteria as of the acquisition date, management evaluated the applicable guidance and determined that ASC 805-20-30-22 provides the most relevant framework for measuring the disposal group at acquisition. ASC 805 refers to ASC 360-10-35-43 which specifies that an acquired disposal group classified as held-for-sale is measured as a unit of account at fair value less costs to sell as of the acquisition date, rather than recognizing individual assets acquired and liabilities assumed and residual goodwill. In support of this judgment regarding the unit of account as the disposal group, the Company noted the guidance of ASC 360-10-15-4(b) and the interpretative guidance in the SEC Staff Speech by Adam Brown, Professional Accounting Fellow, Office of the Chief Accountant, “Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments” that indicated the unit of account is the disposal group as opposed to the individual assets within the disposal group. As the 45 stores were determined to constitute a disposal group within the scope of ASC 360, management concluded that the unit of account should be the disposal group itself.

In this context, the Company respectfully submits that ASC 350-20-40-1 through 5 and 9, which addresses goodwill derecognition after initial recognition at acquisition, was not considered applicable to the initial measurement of the disposal group. As a result, the carrying amount of the disposal group reflects its fair value less costs to sell as of the acquisition date.

This is further supported by ASC 350-20-50-1(b), which explicitly excludes goodwill included in an acquired disposal group classified as held-for-sale from the reconciliation of changes in the goodwill balance, reflecting that the unit of account for an acquired disposal group is the carrying value of the disposal group as a whole as opposed to its individual assets acquired and liabilities assumed and any implicit residual goodwill.

Fair Value of the Disposal Group

The Company evaluated whether the $32.1 million in proceeds received from the FTC-mandated divestiture represented the fair value of the 45-store disposal group in accordance with ASC 820. Based on the weight of evidence, the Company concluded the divestiture transaction was not orderly and therefore, did not rely principally on the transaction price in its fair value determination, consistent with ASC 820-10-35-54I and 35-54J. The Company accordingly placed primary weight on the independent valuation of the disposal group performed by an independent valuation specialist as described further below.

Indicators of a Non-Orderly Transaction

The following circumstances noted in ASC 820-10-35-54I were evaluated as indicators of a transaction that may not be orderly:

Market Exposure

There was insufficient market exposure to conduct customary marketing activities for the FTC-mandated sale of the 45 stores. The Company executed the divestiture under a compressed timeline that was substantially shorter than is customary for comparable quick lube retail transactions, which typically involve several months to identify prospective buyers, conduct diligence, negotiate deal terms, and negotiate and execute a definitive purchase agreement. In this circumstance, the Company negotiated purchase agreements with prospective buyers, obtained necessary third party consents, and obtained FTC approval for the buyer and executed purchase agreement over a two-month period, resulting in FTC approval of the required sale on November 14, 2025.

Regulatory constraints, including FTC-required approval of any prospective buyer and restrictions imposed by the FTC to preserve competition in the relevant markets, significantly limited the pool of potential buyers and prevented broad marketing of the 45 stores. Additionally, prospective buyers’ awareness of the FTC regulatory review of the Breeze acquisition, the impact of the FTC’s competitive analysis, Valvoline’s commitment under the Breeze merger agreement, including transaction deadlines and regulatory efforts provisions, as well as other transaction-related dynamics further reduced the Company’s bargaining power in connection with the sale of the 45 stores. The pendency of the government shutdown in October 2025 further impeded the divestiture process, as the FTC was largely unable to engage with Valvoline or prospective buyers and restricted its evaluation to a single buyer proposal of all 45 stores. These circumstances prevented the Company from submitting alternative divestiture proposals involving multiple buyers that may have yielded greater transaction value. These factors resulted in a forced sale and negotiation between parties compelled to transact as opposed to market participants motivated to transact in an orderly transaction.

Regulatory Compulsion

The Company was under regulatory compulsion to sell the 45 stores to obtain FTC clearance to close the Breeze acquisition. The FTC Decision and Order issued November 14, 2025 imposed the following specific constraints:

•Required divestiture completion within 10 days of closing the Breeze acquisition
•Approval rights over the buyer, limiting the buyer to the party identified in the Decision and Order
•The FTC could appoint a trustee to accomplish the divestiture if it were not completed by the Company

Transaction Price as an Outlier

The following table summarizes the transaction price per store observed in the comparable transactions utilized by the independent valuation specialist, as well as the Breeze acquisition and related divestiture:

Transaction category	Transaction price per store (a) (in millions)
Comparable transactions (most recent five years) - average	$2.6
Comparable transactions - range:
Low	$1.2
High	$4.7

Breeze acquisition (204 stores)	$3.1

Breeze disposal group (45 stores)	$0.7

(a) Per store measures do not represent a valuation methodology and are presented herein for comparative and corroborative purposes only. Differences in transaction price per store reflect variations in store size, location, profitability, and other relevant factors in the comparable transactions.

As reflected in the table above, the per store transaction price for the Breeze disposal group is significantly lower than the average transaction price per store and below the low end of the range observed in comparable transactions, as well as the Breeze acquisition as a whole. This disparity provides corroboration that the disposal group transaction price is an outlier that was not considered to represent an orderly transaction.

Independent Valuation

An independent valuation specialist estimated the fair value of the 45 stores as of the acquisition date using market participant assumptions in an orderly transaction framework. In performing the valuation, the independent valuation specialist obtained an understanding of the relevant facts and circumstances surrounding the FTC-mandated divestiture and determined the most appropriate methodology for estimating the fair value of the disposal group was to employ a market approach. The valuation was performed using the Guideline Merged and Acquired Company method under the market approach and identified comparable transactions involving quick lube retail service center stores during the most recent five years.

Based on these comparable transactions, the independent valuation specialist selected an Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) multiple, which was calculated for each comparable transaction. From the range of the comparable transaction valuation multiples, relevant ranges were established to select a multiple for the divested business. The selected multiple was based on the consideration of quantitative and qualitative factors that take into account differences between the divested business and the comparable transactions. Specifically, with regard to the selected multiple, emphasis was placed on the overall deal multiple considering a discount for the following key factors relative to the disposal group:

•Absence of brand and intellectual property, which limits the ability to leverage pre-established and long-standing market presence; and
•Lack of opportunities for operational scale, national marketing support, capital access, and other benefits of a larger acquired store base.

The selected multiple was applied to the EBITDA of the disposal group and resulted in a fair value indication of $90.0 million.

Reporting Unit Determination

The Company’s process for establishing reporting units involves identifying operating segments or components thereof that constitute businesses for which discrete financial information is available and is regularly reviewed by segment management. Components that are deemed economically similar are aggregated into one reporting unit. Prior to the Breeze acquisition, the Company consisted of a single reporting unit in accordance with ASC 350, as its components—for which discrete financial information was available and regularly reviewed by segment management in accordance with ASC 280—were economically similar, and therefore, aggregated into one reporting unit.

In connection with the Breeze acquisition, the Company evaluated whether its reporting unit determination required modification, considering specifically how the acquired operations would be managed, reported and integrated. This assessment concluded that the Breeze acquisition did not change the Company’s components. Furthermore, the Company’s components continue to exhibit similar economic characteristics as outlined in ASC 280-10-50-11 and ASC 350-20-55-6 to 8. As a result, the Company continues to meet the criteria for aggregation and is considered one reporting unit in accordance with ASC 350-20-35-35.

Based on this assessment, the 159 retained stores were integrated into the pre-existing Company quick lube operations component and ultimately, Valvoline’s single reporting unit. Regarding the 45 stores subject to the FTC divestiture requirement, because they met held-for-sale criteria at the acquisition date and were immediately sold, they were not integrated in any manner and did not impact the Company’s reporting structure.

Goodwill Assignment

In connection with the acquisition of Breeze, goodwill of $553.3 million was recognized as a result of application of the acquisition method of accounting under ASC 805. Goodwill recognized was assigned in accordance with ASC 350-20-35-41 to the Company's single reporting unit, which is expected to benefit from the synergies of the acquisition. Benefits of the acquisition include expected operational synergies as integration activities occur and economic benefits in the respective markets served by the acquired business driven by growth expected to result in increased revenues and earnings from adding to the Company’s retail store network.

Divestiture Accounting

Upon closing the sale of the 45 stores on December 1, 2025, the pre-tax loss of $57.9 million was computed as follows in accordance with ASC 360-10-40-3B and 5 and ASC 810-10-40-5:

(in millions)
Sale proceeds received	$32.1
Less: Carrying amount of disposal group (a)	(90.0)
Pre-tax loss	$(57.9)

(a)Carrying amount of disposal group at disposition represents fair value less costs to sell. Note that costs to sell were de minimis and waived as immaterial for further consideration.

Summary

Based on the Company’s assessment summarized herein, including the qualitative and quantitative factors, the authoritative literature, and consultation with its external advisors, the Company respectfully submits the most appropriate treatment of the transactions that occurred during the first quarter ended December 31, 2025 reflects the following:

•The 45 stores met held-for-sale criteria as of the acquisition date, such that ASC 805 governed the measurement of the disposal group.
•The disposal group was measured at fair value less costs to sell as of the acquisition date, with fair value independently determined to be $90 million.
•The $32.1 million in sale proceeds reflects a forced sale environment arising from FTC-mandated constraints, and consistent with ASC 820-10-35-54I and 35-54J, was not considered an orderly transaction price representative of fair value.
•The goodwill of $553.3 million recognized for the 159 retained stores was assigned to the Company's single reporting unit expected to benefit from the acquisition.
•The pre-tax loss of $57.9 million represents the impact of the regulatory forced divestiture and was determined in accordance with ASC 360, ASC 810 and ASC 820.

The Company acknowledges its footnote disclosures could benefit from enhancement, and management expects to revise its disclosures in future filings beginning with its next periodic report on Form 10-Q to clarify:

•The valuation methodologies used to determine the fair value of the identifiable net assets acquired, including the held-for-sale disposal group,
•The disposal group met the held-for-sale criteria at acquisition date and was measured as a unit of account at fair value less costs to sell,
•Fair value of the disposal group was not determined to be consistent with the transaction price due to the forced sale circumstances,
•The components of the pre-tax loss on sale in the tabular format as shown above, and
•The Company’s policy for assigning goodwill to reporting units.

Should you have any questions or comments concerning the Company’s responses, please contact me at 859-357-7777 (or by e-mail at Kevin.Willis@valvoline.com) or Julie M. O’Daniel at JMODaniel@valvoline.com.

Sincerely,

/s/ J. Kevin Willis

J. Kevin Willis

cc:	Julie M. O’Daniel
Ian C. Lofwall
Lori A. Flees